MBIA Inc.

1 Manhattanville Road, Suite 301

Purchase, New York 10577

February 26, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.A.

Washington, D.C. 20549

RE:	Request for Withdrawal of Registration Statement on Form S-3
(SEC File No. 333-233074) filed August 7, 2019

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), MBIA, Inc., a Connecticut corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (SEC File No. 333-233074) filed by the Company on August 7, 2019 (together with all exhibits thereto, the “Registration Statement”) effective as of the date hereof.

The Registration Statement was originally filed and became automatically effective in accordance with Rule 462(e) of the Act and General Instruction I.D of Form S-3. The Company is seeking withdrawal of the Registration Statement because, as of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, the Company will no longer be a “well-known seasoned issuer” as such term is defined under Rule 405 of the Act. No securities under the Registration Statement have been sold. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via email at Jonathan.Harris@mbia.com, with a copy to Steven J. Slutzky of Debevoise & Plimpton LLP, via email at sjslutzky@debevoise.com.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Steven J. Slutzky at (212) 909-6000.

Sincerely,

MBIA, Inc.

By:	/s/ Jonathan Harris
Name:	Jonathan Harris
Title:	General Counsel and Secretary